Exhibit

Exhibit Description

99.1	Announcement on 2012/03/19: To announce related materials on disposal of Springsoft Inc

99.2	Announcement on 2012/03/20: To clarify media reports

99.3	Announcement on 2012/03/21: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2012/03/23: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2012/03/08: February Revenue

99.6	Announcement on 2012/03/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on disposal of Springsoft Inc

1.Name of the securities:Common shares of Springsoft Inc
2.Trading date:2012/02/07~2012/03/19
3.Trading volume, unit price, and total monetary amount of the transaction:
trading volume:7,314,000 shares;average unit price: $41.10 NTD;
total amount: $300,603,650 NTD
4.Gain (or loss) (not applicable in case of acquisition of securities):$160,540,550 NTD
5.Relationship with the underlying company of the trade:none.
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
cumulative volume: 1,343,911 shares;amount: 25,735,896 NTD; percentage of holdings: 0.67%;
status of restriction of rights:no
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
ratio of total assets: 21.88%
ratio of shareholder’s equity: 27.21%;
the operational capital as shown in the most recent financial statement:
$29,016,553 thousand NTD
8.Concrete purpose/objective of the acquisition or disposal:financing operation
9.Do the directors have any objections to the present transaction?:none

10.Any other matters that need to be specified:none

Exhibit 99.2

To clarify media reports

1.Name of the reporting media: Economic Daily News and EBC Financial News Channel “meng xiang jie 57 hao”

2.Date of the report:2012/03/20

3.Content of the report:

(1)Economic Daily News reported that “According to foreign reports that sales and marketing vice president Micahel Noonen of Globalfoundries claimed that Globalfoundries`s 2011 forth quater sales revenue had exceeded United Microelectronics Corp., and became the second largest foundry provider in the world” and titled with “United Microelectronics Corp. no longer be the second largest foundry provider for the first time of the last 30 years.”

(2)On March 19, 2012, EBC “meng xiang jie 57 hao”, dicussed in the Economic Daily News report regarding the issue above.

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information:

Based on the Company`s understanding, the foreign report quoted by Economic Daily News, was from the article “Globalfoundries expects sales to AMD to increase” released on EE Times on March 15, 2012. Yet the article stated that Globalfoundries did not diclose their financial results, so

@it’s difficult to determine whether Globalfoundries had become the second largest foundry provider. EBC “meng xiang jie 57 hao” also commented on this issue, which caused damage to UMC. UMC has already hired a lawyer to handle this issue, and will retain the right for further action and appeal.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2012/02/13~2012/03/21
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $535,574,600 NTD; total transaction price: $535,574,600 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):LAM RESEARCH INTERNATIONAL.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2012/03/06~2012/03/23
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 562,341,957 NTD; total transaction price: $ 562,341,957 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.5

March 8, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2012.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes%
February	Invoice amount	5,642,513	6,775,865	-1,133,352-16.73%
2012 year to date	Invoice amount	11,764,068	13,703,150	-1,939,082-14.15%
February	Net sales	7,523,441	9,007,512	-1,484,071-16.48%
2012 year to date	Net sales	15,574,363	18,532,567	-2,958,204-15.96%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions : None

Exhibit 99.6

United Microelectronics Corporation
For the month of February, 2012

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of January 31, 2012	Number of shares held as of February 29, 2012	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	January 31, 2012	February 29, 2012	Changes
—	—	—	—	—